                                 L A I D L A W
                                 ENVIRONMENTAL
                                    SERVICES

LAIDLAW ENVIRONMENTAL PROFILE



     -    LARGEST AND MOST INTEGRATED HAZARDOUS AND INDUSTRIAL
          WASTE MANAGEMENT COMPANY IN NORTH AMERICA

     -    LEADING INDUSTRY CONSOLIDATOR IN NORTH AMERICA

     -    SEASONED MANAGEMENT TEAM

     -    PROVEN TRACK RECORD OF BUSINESS INTEGRATION SUCCESS-
          TWO MAJOR ACQUISITIONS IN LAST THREE YEARS

LAIDLAW ENVIRONMENTAL PROFILE



     - Diversified revenue base - more than 30% of revenues from non-hazardous industrial waste management

     -    Low cost base - efficient operator

     - Expanding market share with 157 major corporate customers and entering related new markets services

OPERATING FACILITIES



     [MAP of North America with locations of Laidlaw Environmental Operating Facilities]


                              -    53 SERVICE CENTERS

                              -     7 INCINERATORS

                              *     8 LANDFILLS

                              -    SPECIAL SERVICE LOCATIONS

SOURCES OF REVENUE(1)

[Pie chart graphic]

Specialty Services       18%
Transportation            8%
Incineration             20%
Service Center           37%
Landfill                 17%


(1) For the three month period ended November 30, 1998 and before intercompany eliminations.

PROVEN TRACK RECORD OF SYNERGY
REALIZATION (1)
($ in millions)

                                         SYNERGIES ACHIEVED(2)
                                           IN ROLLINS MERGER
                                         ---------------------
          Personnel Reductions                  $48

          Plant Closure                          16

          SG&A Reduction                          8
                                                ---

             Total Cash Savings (EBITA)          72

          Depreciation Reduction                 18
                                                ---

             Total Savings (EBIT)               $90
                                                ===

(1) There is no assurance that cost savings will be realized following the proposed combination solely because LLE realized cost savings following prior transactions.
(2)  On an annualized basis.

               STOCK HAS OUTPERFORMED THE MARKET
               SINCE MERGER ANNOUNCEMENT

               [Graphic indicating the performance of Laidlaw Environmental Stock compared with a peer group and the S&P 500]


                       DAILY TRADING SINCE ANNOUNCEMENT OF ROLLINS MERGER
               GRAPHIC PLOTTING LAIDLAW ENVIRONMENTAL'S STOCK PRICE COMPARED WITH THE
               S&P 500 AND LAIDLAW ENVIRONMENTAL'S PEER GROUP

               300% -                                                            - 300%

               250% -                                                            - 250%

               200% -                                                            - 200%

               150% -                                                            - 150%

               100% -                                                            - 100%

                50% -                                                            -  50%

             JAN-97         MAR-97        JUN-97        AUG-97        NOV-97    JAN-98

                --S&P 500 -- LAIDLAW ENVIRONMENTAL -- PEER GROUP

       LAIDLAW ENVIRONMENTAL'S $30.00 OFFER

               PRICE               $30.00(1)

               CONSIDERATION       $18.00 CASH/$12.00 STOCK(1)

               COLLAR              $4.28571 - $5.35714

               TOTAL VALUE(2)      $2.1 BILLION
------------------------------------------------------------------------------------------------------------------
               FINANCING           T-D BANK COMMITMENT

               EXPECTED CLOSING    FIRST QUARTER 1998

               TAX TREATMENT       POTENTIAL TAX DEFERRAL IF SAFETY-KLEEN BOARD AGREES TO MERGER

               APPROVALS           CUSTOMARY

               SYNERGIES           $100 - $130 MILLION

               (1)  $18.00 in cash and $12.00 in LLE stock assuming LLE stock price remains within the collar ($4.28571-$5.35714).
               (2)  Includes the assumption of $246 million of debt.


SIGNIFICANT UPSIDE POTENTIAL BASED ON
EXPECTED SYNERGIES OF $100 - $130 MILLION
($ IN MILLIONS)


                                ESTIMATED RANGE (1)
                                -------------------
- SG&A Reductions                  $45.0 - $60.0

- Waste Internalization            $13.5 - $25.0

- Processing Site Consolidation    $10.0 - $12.5

- Service Center Consolidation     $35.0 - $67.5



(1) There is no assurance that cost savings will be realized following the proposal combination solely because LLE realized cost savings following prior transactions.

SIGNIFICANT SYNERGY POTENTIAL

[ Map of North America with the locations of Laidlaw Environmental and Safety-Kleen processing and service facilities]

                                       O  Safety-Kleen
                                       *  Laidlaw Environmental